                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*



                         Interlinq Software Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   4587531000
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Jackie A. Berterretche
                       Hambrecht & Quist Venture Partners
                    One Bush Street, San Francisco, CA  94104
                                 (415) 439-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 7, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP NO. 4587531000
Page 2 of 24


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 4587531000
Page 3 of 24


1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist Group

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) /  /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER

          361,200

     9  SOLE DISPOSITIVE POWER

          -0-

     10  SHARED DISPOSITIVE POWER

          361,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

361,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14  TYPE OF REPORTING PERSON

CO

CUSIP NO. 4587531000
Page 4 of 24


1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist California

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER

          361,200

     9  SOLE DISPOSITIVE POWER

          -0-

     10  SHARED DISPOSITIVE POWER

          361,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

361,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14  TYPE OF REPORTING PERSON

CO

CUSIP NO. 4587531000
Page 5 of 24


1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist L.L.C.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
     0

     8  SHARED VOTING POWER

     361,200

     9  SOLE DISPOSITIVE POWER

     0

     10  SHARED DISPOSITIVE POWER

     361,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

361,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14  TYPE OF REPORTING PERSON

OO

CUSIP NO. 4587531000
Page 6 of 24


1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

H & Q Ventures International C.V.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER

          263,200

     9  SOLE DISPOSITIVE POWER

          -0-

     10  SHARED DISPOSITIVE POWER

          263,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

263,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14  TYPE OF REPORTING PERSON

PN

CUSIP NO. 4587531000
Page 7 of 24


1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

H & Q Ventures IV

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER

          263,200

     9  SOLE DISPOSITIVE POWER

          -0-

     10  SHARED DISPOSITIVE POWER

          263,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

263,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14  TYPE OF REPORTING PERSON

PN

CUSIP NO. 4587531000
Page 8 of 24


1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Ivory & Sime Enterprise Capital

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER

          263,200

      9  SOLE DISPOSITIVE POWER

          -0-

     10  SHARED DISPOSITIVE POWER

          263,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

263,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14  TYPE OF REPORTING PERSON

CO

CUSIP NO. 4587531000
Page 9 of 24

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Phoenix Venture (BVI) Limited

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER

          263,200

     9  SOLE DISPOSITIVE POWER

          -0-

     10  SHARED DISPOSITIVE POWER

          263,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

263,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14  TYPE OF REPORTING PERSON

CO

CUSIP NO. 4587531000
Page 10 of 24


1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hamquist

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER

          263,200

     9  SOLE DISPOSITIVE POWER

          -0-

     10  SHARED DISPOSITIVE POWER

          263,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

263,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14  TYPE OF REPORTING PERSON

PN

CUSIP NO. 4587531000
Page 11 of 24


1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

William R. Hambrecht

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /X /
                                                                   (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS

PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                 /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          28,942

     8  SHARED VOTING POWER

          361,200

     9  SOLE DISPOSITIVE POWER

          28,942

     10  SHARED DISPOSITIVE POWER

          361,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

390,142

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14  TYPE OF REPORTING PERSON

IN

CUSIP NO. 4587531000
Page 12 of 24

     This Amendment No. 1 amends the Schedule 13D filed by the undersigned on December 13, 1996. This Amendment No. 1 is being filed because of certain acquisitions of common stock by certain reporting persons, as described in
Item 5 below.

ITEM 1.  SECURITY AND ISSUER.

     The reporting persons are the holder of shares of the Common Stock (the "Stock") of Interlinq Software Corporation, a Washington corporation (the "Company" or "Interlinq"), 11255 Kirkland Way, Kirkland, Wahington 98033.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b) & (c) The following information is given with respect to the persons filing this statement:

     HAMBRECHT & QUIST GROUP ("H&Q Group") is a publicly-held Delaware corporation formed in 1996 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC (described below), in the investment banking and broker-dealer businesses, H&Q Group through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:

                                                                  Principal
                                                                  Occupation
Name                Position              Address                 (Business)
----                --------              -------                 ----------

Daniel H. Case III  Director, President,  One Bush Street         Same as
                    CEO                   San Francisco, CA       Position
                                          94104

William R.          Director, Chairman    One Bush Street         Same as
Hambrecht                                 San Francisco, CA       Position
                                          94104

William R.          Director, Vice        One Bush Street         Same as
Timken              Chairman              San Francisco, CA       Position
                                          94104

Howard B.           Director              12500 North Washington  President of
Hillman                                   Denver, CO  80233       Auto-Trol
                                                                  Technology
                                                                  Corp.

William E.          Director              172 Longneck Point      Dean of Wm. E.
Mayer                                     Darien, CT 06820        Simon School
                                                                  of Business

CUSIP NO. 4587531000
Page 13 of 24


Edmund H.           Director              655 Brea Canyon Rd.     Vice President
Shea, Jr.                                 Walnut, CA  91789       of J.F. Shea
                                                                  Co., Inc.
                                                                  (construction
                                                                  and venture
                                                                  capital)

Patrick J. Allen    CFO                   One Bush Street         Same as
                                          San Francisco, CA       Position
                                          94104

Steven N.           Secretary             One Bush Street         Same as
Machtinger                                San Francisco, CA       Position
                                          94104

     HAMBRECHT & QUIST CALIFORNIA ("H&Q California"), wholly owned by H&Q Group, is a California corporation formed in 1982 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC (described below), in the investment banking and broker-dealer businesses, H&Q Group directly and through associated entities, is engaged in the venture capital and money management businesses.
The directors and executive officers of H&Q Group are the following:

                                                                  Principal
                                                                  Occupation
Name                Position              Address                 (Business)
----                --------              -------                 ----------
Daniel H. Case III  Director, President   One Bush Street         Same as
                    CEO                   San Francisco, CA       Position
                                          94104

William R.          Director, Chairman    One Bush Street         Same as
Hambrecht                                 San Francisco, CA       Position
                                          94104

William R.          Director, Vice        One Bush Street         Same as
Timken              Chairman              San Francisco, CA       Position
                                          94104

Howard B.           Director              12500 North Washington  President of
Hillman                                   Denver, CO  80233       Auto-Trol
                                                                  Technology
                                                                  Corp.

William E.          Director              172 Longneck Point      Dean of Wm. E.
Mayer                                     Darien, CT 06820        Simon School
                                                                  of Business

Edmund H.           Director              655 Brea Canyon Rd.     Vice President
Shea, Jr.                                 Walnut, CA  91789       of J.F. Shea
                                                                  Co., Inc.
                                                                  (construction
                                                                  and venture
                                                                  capital)

CUSIP NO. 4587531000
Page 14 of 24


Patrick J. Allen    CFO                   One Bush Street         Same as
                                          San Francisco, CA       Position
                                          94104

Steven N.           Secretary             One Bush Street         Same as
Machtinger                                San Francisco, CA       Position
                                          94104

     HAMBRECHT & QUIST LLC ("H&Q LLC"), a subsidiary of H&Q California, is a Delaware limited liability company formed in 1982 for the purpose of engaging in the investment banking and securities brokerage businesses, with its principal office at One Bush Street, San Francisco, CA 94104. H&Q California and Hambrecht & Quist B/D Subsidiary Corp., a wholly owned subsidiary of H&Q California, are the members of H&Q LLC. The directors and executive officers of Hambrecht & Quist LLC are the following:

                                                                  Principal
                                                                  Occupation
Name                Position              Address                 (Business)
----                --------              -------                 ----------

Daniel H. Case III  Director, President   One Bush Street         Same as
                    and CEO               San Francisco, CA       Position
                                          94104

William R.          Director, Chairman    One Bush Street         Same as
Hambrecht                                 San Francisco, CA       Position
                                          94104

William R.          Director, Vice        One Bush Street         Same as
Timken              Chairman              San Francisco, CA       Position
                                          94104

Patrick J. Allen    CFO                   One Bush Street         Same as
                                          San Francisco, CA       Position
                                          94104

Steven N.           Secretary             One Bush Street         Same as
Machtinger                                San Francisco, CA       Position
                                          94104

Paul L.             Executive Vice        One Bush Street         Same as
Hellingby           President             San Francisco, CA       Position
                                          94104

Cristina M.         Co-Director of        One Bush Street         Same as
Morgan              Investment Banking    San Francisco, CA       Position
                                          94104

David M.            Co-Director of        One Bush Street         Same as
McAuliffe           Investment Banking    San Francisco, CA       Position
                    and Chief             94104
                    Administrative
                    Officer

Bruce M.            Director of           One Bush Street         Same as
Lupatkin            Research              San Francisco, CA       Position
                                          94104

     H&Q VENTURES INTERNATIONAL C.V. is a Netherlands Antilles limited partnership formed in 1983 to make venture capital investments, with its principal office at John B. Gorsiraweg 6, Curacao, Netherlands Antilles. Its general partners are Curadminco N.V., a Netherlands Antilles corporation (with the above address) and Hambrecht & Quist Venture Partners ("H&Q Venture Partners"), is a California limited partnership formed in 1984 to manage venture capital funds, with its principal office at One Bush Street, San Francisco, California 94104.

     The general partners of H&Q Venture Partners are H&Q California (described above) and William R. Hambrecht (described below). Curadminco N.V.

CUSIP NO. 4587531000
Page 15 of 24


and H&Q Venture Partners have complete investment authority over the partnership.

     The directors and executive officers of Curadminco, N.V. are the following:

                                                            Principal
Person                                                      Occupation
(Citizenship)         Position      Address                 (Business)
-------------         --------      -------                 ----------
Robert L. Genillard   Director      1 Quai du Mont-Blanc    Managing Director
(Switzerland)                       1211 Geneva 1           of TBG Holding
                                    Switzerland             N.V. (diversified
                                                            industrial holding
                                                            co.)

Linda L. Hanson       Director      One Bush St.            Consultant
(United States)                     San Francisco, CA
                                    94104


Elie A. Zilkha        Director      118 Rue du Rhone        Executive Vice
(Switzerland)                       CH-211 Geneva 3         President of S.G.
                                    Switzerland             Warburg Soditic
                                                            S.A. (investment
                                                            banking)

     H&Q VENTURES IV is a California limited partnership formed in 1984 to make venture capital investments, with its capital investments, with its principal office at One Bush Street, San Francisco, California 94104. The general partner is H&Q Venture Partners (described above).


     IVORY & SIME ENTERPRISE CAPITAL is a Scottish private investment company of which investment policies are co-managed by H&Q California (described above).


     PHOENIX VENTURE (BVI) Limited is a British Virgin Islands corporation formed in 1988 to engage in venture capital investments. Its principal office is at Bank Lane, P.O. Box N0-7768, Nassau, Bahamas. H&Q California (described above) serves as the investment manager of Phoenix Venture (BVI) Limited. The directors and principal officers of Phoenix Venture (BVI) Limited are:

                                                            Principal
Person                                                      Occupation
(Citizenship)         Position      Address                 (Business)
-------------         --------      -------                 ----------

Donald E.             President     Buitenhofdreef 270      President DVR
van Raalte            and Director  2625 RE Delft           Adviesbureau
(The Netherlands)                   The Hague               (investment
                                    The Netherlands         consultants)

CUSIP NO. 4587531000
Page 16 of 24


Melvin R. Sieden      Chairman of   780 Third Avenue        Chairman of
(United States)       the Board     New York, NY            International
                                    10017                   Partners S.A.
                                                            (private investment
                                                            firm)

Charles A. Fraser     Treasurer     16 Hope Street          Partner, W.&J.
(United Kingdom)      and           Edinburgh, EH2 4DD      Burness, W.S.
                      Director                              Scotland(law firm)

Johan Bjorkman        Director      Gustav Adolfs Torg      Managing Director
(Sweden)                            Kungstradgardsgaten 18  of D. Carnegie &
                                    11147 Stockholm         Co. (investments)
                                    Sweden

Michel Drew           Vice          Bank Lane               General Manager
(United Kingdom)      President     P.O. Box N-7768         and Chief Executive
                                    Nassau, Bahamas         Officer of Bahamas
                                                            Trust Company, Ltd.
                                                            (trust company)

Susan Fiarhurst       Secretary     Bank Lane               Registration Officer
(United Kingdom)                    P.O. Box N-7768         of P.O. Box N-7768
                                    Nassau, Bahamas         Bahamas Trust
                                                            Company, Ltd. (trust
                                                            company)

     HAMQUIST is a California limited partnership formed in 1982 for the purpose of allowing employees and others connected with H&Q California to make venture capital investments on a pooled basis. Its principal office is at One Bush Street, San Francisco, CA 94104. The general partner is H&Q California (described above).

     WILLIAM R. HAMBRECHT is a United States citizen whose business address is One Bush Street, San Francisco, California 94104. His principal occupation is Chairman of H&Q LLC.

     (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All individuals referred to above are United States citizens except as indicated.

CUSIP NO. 4587531000
Page 17 of 24


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All shares of Stock of the Company were purchased with the funds of the owners of the shares of Stock listed in Item 5.


ITEM 4.  PURPOSE OF THE TRANSACTION.

The owners listed in Item 5 purchased the Stock of the Company for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Company, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Company.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

     (d) any material change in the present capitalization or dividend policy of the Company;

     (e) any other material change in the Company's business or corporate structure;

     (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP NO. 4587531000
Page 18 of 24


     (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

     (i)  any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Based on information provided by the Company on December 12, 1996, there were 5,860,750 shares of Common Stock outstanding. The following summarizes the shares of the Company beneficially owned by the reporting persons:

                              Number of
                              Shares of                Percentage
    Investor                  Common Stock             of Class
    --------                  ------------             --------

H&Q Group                       263,200                  4.49%
H&Q LLC                          98,000                  1.7%
William R. Hambrecht             28,942                  0.5%

     The 263,200 shares beneficially owned by H&Q Group are a result of its indirect interest in Ironstone Group, Inc., a Delaware corporation ("Ironstone"). H&Q Group, H&Q California, H&Q LLC, H&Q Venture International C.V., H&Q Ventures IV, Phoenix Venture (BVI) Limited, Ivory & Sime Enterprise Capital, Hamquist and William R. Hambrecht (the "H&Q Parties") collectively own 71.2% of the common stock of Ironstone. In turn, based on information provided by an agent of Ironstone, Ironstone owns an aggregate of 263,200 shares of Interlinq. As a result of the H&Q Parties' ownership of Ironstone, the H&Q Parties may be deemed to have beneficial ownership of the 263,200 shares of common stock of Interlinq owned by Ironstone.


     Prior to this Amendment, H&Q LLC held 60,600 shares and such shares are attributable to H&Q Group as a result of its affiliation with H&Q LLC. Pursuant to open market purchases between December 13, 1996 and January 7, 1997, M&Q LLC purchased an aggregate of 37,400 additional shares at prices between $4.75 and $5.375.

     H&Q Group is the sole parent of H&Q California which in turn is a member of H&Q LLC and the general partner of Hamquist and H&Q Ventures IV. H&Q Group is the investment manager of Phoenix Venture (BVI) Limited and is subcontracted by Ivory & Sime to be the investment manager of a portion of Ivory & Sime Enterprise Capital. H&Q Group is the general partner of H&Q Venture Partners which in turn is the general partner of H&Q Ventures International C.V. William R. Hambrecht is the Chairman of H&Q Group, H&Q California and H&Q LLC. See Item 2 above.

     Prior to this Amendment, Mr. Hambrecht held 4,842 shares. Pursuant to open market purchases between December 17, 1996 and January 7, 1997, Mr. Hambrecht purchased an aggregate of 24,100 additional shares at prices between $4.892 and $5.375.

CUSIP NO. 4587531000
Page 19 of 24


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge and belief of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A.   Joint Filing Undertaking as required by Rule 13d-1(f).

CUSIP NO. 4587531000
Page 20 of 24

                                   SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED: January 16, 1997


                                        HAMBRECHT & QUIST GROUP

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        HAMBRECHT & QUIST CALIFORNIA

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        HAMBRECHT & QUIST L.L.C.

                                        By:  /s/ Patrick J. Allen
                                             --------------------------
                                             Chief Financial Officer


                                        H & Q  VENTURES INTERNATIONAL C.V.

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        H & Q VENTURES IV

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        IVORY & SIME ENTERPRISE CAPITAL

                                        By:  /s/ Standish O'Grady
                                             --------------------------
                                             Attorney-in-Fact

CUSIP NO. 4587531000
Page 21 of 24


                                        PHOENIX VENTURE (BVI) LIMITED

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        HAMQUIST

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact




                                        WILLIAM R. HAMBRECHT

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact

CUSIP NO. 4587531000
Page 22 of 24

                                  EXHIBIT INDEX


Exhibit A                Joint Filing Undertaking                Page 23

CUSIP NO. 4587531000
Page 23 of 24


                            JOINT FILING UNDERTAKING


     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

DATED: January 16, 1997


                                        HAMBRECHT & QUIST GROUP

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        HAMBRECHT & QUIST CALIFORNIA

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        HAMBRECHT & QUIST L.L.C.

                                        By:  /s/ Patrick J. Allen
                                             --------------------------
                                             Chief Financial Officer


                                        H & Q  VENTURES INTERNATIONAL C.V.

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        H & Q VENTURES IV

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        IVORY & SIME ENTERPRISE CAPITAL

                                        By:  /s/ Standish O'Grady
                                             --------------------------
                                             Attorney-in-Fact

CUSIP NO. 4587531000
Page 24 of 24




                                        PHOENIX VENTURE (BVI) LIMITED

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact


                                        HAMQUIST

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------
                                             Attorney-in-Fact



                                        WILLIAM R. HAMBRECHT

                                        By:  /s/ Jackie A. Berterretche
                                             --------------------------

                                             Attorney-in-Fact